

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2013

Via E-mail
Mr. Paul Francese, Chief Financial Officer
Summer Infant, Inc.
1275 Park East Drive
Woonsocket, RI 02895

> **Re:** **Summer Infant, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 13, 2013**
> **File No. 1-33346**

Dear Mr. Francese:

We have reviewed your response to our comment letter dated November 18, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Audited Financial Statements, page F-1

3. Goodwill and Intangible Assets, page F-14

1.   We have read your response to comment one of our letter dated November 18, 2013 and appreciate the additional information. So that we may better understand your accounting treatment, please address the following regarding your 2012 reclassification of a $2.3 million customer relationship intangible:
   - Tell us whether you performed an impairment test at the time of this reclassification and if so, what the results indicated. Please refer to ASC Topic 350-30-35-17;
   - Show us how you will revise your future filings to explain the method you used to amortize these assets subsequent to reclassification. In light of the fact that your revenues from this customer have decreased significantly since 2008 from over 50% of total revenues to approximately 32% of revenues during 2012, please tell

us how you determined that the amortization method you use reflects the pattern in which the economic benefits of customer relationship asset are consumed or otherwise used up; and

- Confirm that you will revise your future filings to more clearly explain the circumstances surrounding the reclassification (including the amount reclassified as well as how and when the original intangible assets arose).

12. Geographical Information, page F-28

2.   Please confirm that in future filings you will indicate that it is not practicable to disclose product line revenues.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Mindy Hooker at (202) 551-3732, Lisa Haynes at (202) 551-3424 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief